Kapalya Inc.



ANNUAL REPORT

1935A Addison Drive

Berkeley, CA 94704

(415) 823-5440

https://www.kapalya.com

This Annual Report is dated April 10, 2024.

BUSINESS

Problem & Solution

Ransomware continues to wreak havoc on organizations globally, becoming a menace. Given the ongoing geopolitical tensions, such as the conflict between Russia and Ukraine, the situation in the Middle East between Israel, Iran and Hamas, and the ongoing trade war between the United States and China, there is a heightened risk of state-sponsored cyberattacks. Cybersecurity Ventures projects that ransomware could result in damages exceeding $260 billion by 2031.

The repercussions of a ransomware attack are profound, often forcing companies to cease operations entirely. The potential consequences are dire, especially if ransomware perpetrators, especially state-sponsored ones, gain access to critical infrastructure or military networks, posing a grave threat to global security and public safety. In healthcare settings, ransomware incidents have led to tragic outcomes, including patient fatalities due to disruptions in essential life support systems. A recent example of how devastating a ransomware attack can be is the ALPHV group's attack on MGM Resorts. In an SEC 8-K filing, MGM Resorts said the data-extortion attack caused operational disruptions and an estimated financial toll of over $100 million in lost revenue.

To make matters worse, ransomware perpetrators have started using a double extortion tactic where cybercriminals demand two separate ransoms from the victim. The first ransom is typically demanded in exchange for decrypting the encrypted data, allowing the victim to regain access to their files. The second ransom is demanded to prevent cybercriminals from releasing or publishing the stolen data, which they may have exfiltrated from the victim's systems prior to encrypting it. World Economic Forum's analysis shows the number of cases in which data is exfiltrated is increasing – doubling from 40% in 2019 to almost 80% in 2022, with activity in 2023 tracking even higher.

The traditional security tools like firewalls, intrusion detection/prevention systems, antivirus, and full disk encryption are inadequate in preventing ransomware and double extortion attacks. Numerous cybersecurity vendors often attempt to address a wide array of threats, leading to a dilution of their effectiveness. In the case of MGM Resorts, a 10-minute phone call resulted in ransomware perpetrators gaining Administrator access to MGM's IT systems and locking more than 100 ESXi hypervisors despite having many cybersecurity controls in place.

In order to address the ransomware threat effectively, it is essential to develop a comprehensive anti-ransomware solution specifically designed to combat both ransomware and double extortion attacks.

Our solution

Kapalya Inc. now doing business as ArmorxAI, headquartered in Silicon Valley, is developing an innovative anti-ransomware platform to address the widespread issue of ransomware attacks. In collaboration with the National Security Agency of the United States (NSA), ArmorxAI's patent-pending anti-ransomware technology is aimed at helping businesses worldwide. Furthermore, ArmorxAI has been honored with the prestigious National Science Foundation's SBIR Phase II award, a recognition awarded to less than 5% of companies.

Our Value Proposition

Superior Technology. ArmorxAI has leveraged decades of cybersecurity expertise of its team members and the NSA to bring superior patent-pending technology to solve the ransomware problem.

• Anti-ransomware focus. The existing solutions focus on various security capabilities to solve many problems without focusing exclusively on ransomware. ArmorxAI is solely focused on tackling the ransomware problem.

• Partnership. ArmorxAI has a Collaborative Research and Development Agreement (CRADA) with the NSA. This allows us to collaborate with the best minds in cybersecurity to create and enhance security solutions.

Target Market
The global cybersecurity addressable market (TAM) is projected to exceed $6 trillion by 2025. According to Allied Markets Research, the global ransomware protection market, which represents our total serviceable market (SAM), is projected to reach $82.92 billion by 2031, growing at a CAGR of 17.1% from 2022 to 2031.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,000,000.00

Number of Securities Sold: 2,061,173

Use of proceeds: Product development, Sales and Marketing

Date: September 01, 2020
Offering exemption relied upon: Regulation D

Type of security sold: Convertible Note

Final amount sold: $20,500.00

Use of proceeds: Product Development

Date: April 01, 2020
Offering exemption relied upon: Regulation D

Type of security sold: SAFE

Final amount sold: $60,000.00

Use of proceeds: Product Development

Date: November 01, 2018
Offering exemption relied upon: Regulation D


REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

We have pivoted from our initial encryption management product to an Advanced Counter Ransomware (ARC) solution and have been in development mode for the last 1.5years, constantly building products, getting customer feedback, and refining the product. Since we were not in active sales mode, we did not generate any revenues in the last year.

Historical results and cash flows:

In previous years, we spent a significant amount of time developing and refining the product to create a product-market fit. Most of that work is expected to be complete in 2024 and then we will be ready to start full sales and marketing activities which will result in significantly higher revenues in 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $145,828.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sudesh Kumar

Amount Owed: $200,000.00

Interest Rate: 3.0%

Maturity Date: April 13, 2025

Creditor: Polfitz LLC

Amount Owed: $300,000.00

Interest Rate: 3.0%

Maturity Date: March 13, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: SUDESH KUMAR

SUDESH KUMAR's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder and President

Dates of Service: April, 2015 - Present

Responsibilities: Founded the company based on his vision

Position: CEO

Dates of Service: April, 2015 - Present

Responsibilities: - Oversees entire day-to-day operations, financials, sales, products, technology and future roadmap. Currently, Sudesh is drawing a salary of $180,000/year and owns 44.2838% of Kapalya's common stock;

Position: Director

Dates of Service: April, 2015 - Present

Responsibilities: Performs all regulatory and government filings with Federal and State agencies. Calls regular board meetings and provides future outlook.

Position: Chairman of the Board

Dates of Service: January, 2022 - Present

Responsibilities: Oversee Entire company operations

Other business experience in the past three years:

Employer: KOSMOS Consultants Inc.

Title: President

Dates of Service: January, 2014 - Present
Responsibilities: Oversee consulting practice. For the last 3 years, Sudesh spends almost all his time working at Kapalya. There is no relationship between KOSMOS and Kapalya.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sudesh Kumar

Amount and nature of Beneficial ownership: 5,672,449

Percent of class: 44.2838

RELATED PARTY TRANSACTIONS

Name of Entity: Sudesh Kumar

Relationship to Company: Officer

Nature / amount of interest in the transaction: Made a loan to company so that company could carry on operations.

Material Terms: To be payable when company generates revenues in excess of $500,000 or raises investment in excess of $1,000,000

OUR SECURITIES

Common Stock

The amount of security authorized is 20,000,000 with a total of 12,809,311 outstanding.

Voting Rights

1 Vote per Share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment has underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the cybersecurity industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Kapalya was formed on 04/17/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kapalya has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Encryption Management Platform (EMP) is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Market Risk Cybersecurity is a global industry with many established vendors and startups within this space. Some of the startups may be better funded and capitalized. Established vendors may have existing relationships within our target client base. While winning the National Science Foundation grant has de-risked some of these factors, it has not completely eliminated them. Industry Certifications and Compliance Laws Since we are developing a Cybersecurity software, this will be subject to certifications and penetration testing by government regulatory bodies to comply with cybersecurity prevailing laws. There is a risk that our software may not pass all these compliance laws and will have to be modified and patched to meet all regulatory and compliance laws. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 10, 2024.

Kapalya Inc.

By   /s/ *Sudesh Kumar*

  Name: <u>Kapalya Inc.</u>

  Title: President

Exhibit A

FINANCIAL STATEMENTS

KAPALYA INC.
STATEMENT OF CASH FLOWS
(Unaudited)

For Fiscal Year Ended December 31,		2022

(USD $ in Dollars)

CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss)	$	(153,831)
Adjustment to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangibles		1,055
Changes in operating assets and liabilities:		
Customer Advance		13,578
Credit Cards		(59)
Account Payable		-
Net cash (used) by operating activities		**(139,257)**

CASH FLOW FROM INVESTING ACTIVITIES

Purchase of intangible assets		(1,055)
Net cash provided/(used) in investing activities		**(1,055)**

CASH FLOW FROM FINANCING ACTIVITIES

Borrowing on loans		111,630
Loans from Partners		-
Net cash provided/(used) in financing activities		**111,630**

Change in cash		(28,682)
Cash --beginning of the year		110,078
Cash --end of year	$	**81,396**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$	-
Cash paid during the year for income taxes		
	$	-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES

Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for a note	$	-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

KAPALYA, INC
Balance Sheet
As of December 31, 2023

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PY)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 155,887	$ 81,410
Total Current Assets	**155,887**	**81,410**
Development Cost	266,138	266,138
Fixed Assets		
Equipment, Net	321	-
Intangible Assets, Net	2,030	2,030
Total Fixed Assets	**2,351**	**2,030**
TOTAL ASSETS	**$ 424,376**	**$ 349,579**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ -	$ 18,812
Credit Card	-	539
Payroll Liabilities	8,403	-
Other Current Liabilities	**8,403**	**19,351**
Customer Advance	-	150,755
Promissory Notes and Loans	159,556	119,295
Total Long-Term Liabilities	**159,556**	**270,050**
Total Liabilities	**167,958**	**289,400**
Equity		
Common Stock	12,809	10,213
Additional Paid-In Capital	764,259	653,690
Retained Earnings	(590,897)	(449,909)
Net Income / (Loss)	70,247	(153,831)
Total Stockholder's Equity	**256,418**	**60,179**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 424,376**	**$ 349,579**

KAPALYA, INC
Profit and Loss
January - December 2023

		Total	
		Jan - Dec 2023	Jan - Dec 2022 (PY)
Net Revenue	$	150,755	$ 73,399
Total Cost of Goods Sold		26,422	80,652
Gross Profit		124,333	(7,253)
Operating Expenses			
General and Administrative		52,641	146,578
Sales and Marketing		1,445	-
Total Expenses		54,086	146,578
Net Operating Income / (Loss)		70,247	(153,831)
Income / Loss before provision for income taxes		70,247	(153,831)
Provision / (Benefit) for income taxes		-	-
Net income / (Loss)	$	70,247	$ (153,831)

Kapalya Inc.
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	$ 70,247
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation-Equipment	1,684
Accounts Payable (A/P)	(18,812)
Credit Card	(539)
Payroll Liabilities	8,403
Customer Advance	(150,755)
Loans Payable	151,891
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(8,128)
Net cash provided by operating activities	62,120
INVESTING ACTIVITIES	
Equipment	(2,005)
Net cash provided by investing activities	(2,005)
FINANCING ACTIVITIES	
Other Liabilities	(111,630)
Equity Investment	(20,223)
Common Stock	11,808
Additional Paid-In Capital	107,480
Retained Earnings	26,927
Net cash provided by financing activities	14,362
Net cash increase for period	74,477
Cash at beginning of period	81,410
Cash at end of period	$ 155,887

	Preferred Stock		Common stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
31-Dec-21	-	$ -	10,212,982	$ 10,213	$ 653,690	$ (533,009)	$ 130,894
Shares issued for services	-	-		-		-	-
Stock option compensation	-	-	-	-		-	-
Prior Period Adjustments						83,100	83,100
Net income (loss)	-	-	-	-	-	(153,831)	(153,831)
31-Dec-22	-	$ -	10,212,982	$ 10,213	$ 653,690	$ (603,740)	$ 60,163
Shares issued for cash	-	-	2,596,329	2,596		-	2,596
Crowdfunding adjustments	-	-	-	-	110,569	-	110,569
Prior period adjustments	-	-	-	-	-	12,843	12,843
Net income (loss)	-	-	-	-	-	70,247	70,247
31-Dec-23	-	$ -	12,809,311	$ 12,809	$ 764,259	$ (520,650)	$ 256,418

NOTE 1 – NATURE OF OPERATIONS

Kapalya, Inc was formed on April 17, 2015 ("Inception") in the State of Delaware. The financial statements of Kapalya, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berkley, California.

Problem: Ransomware continues to wreak havoc on businesses globally, becoming a menace. Cybersecurity Ventures projects that ransomware could result in damages exceeding $230 billion by 2031. The repercussions of a ransomware attack are profound, often forcing companies to cease operations entirely. Particularly in healthcare settings, ransomware incidents have led to tragic outcomes, including patient fatalities due to disruptions in essential life support systems. The potential consequences are dire, especially if ransomware perpetrators gain access to critical infrastructure or military networks, posing a grave threat to global security and public safety. The rise in ransomware also indicates that the existing solutions in the marketplace are inadequate.

<u>Solution</u>

Kapalya Inc. (doing business as ArmorxAI) has developed an innovative anti-ransomware platform to address ransomware attacks. In collaboration with the National Security Agency of the United States (NSA), ArmorxAI is introducing patent-pending anti-ransomware technology aimed at helping organizations worldwide.

- ArmorxAI can detect, inoculate, and isolate any asset (i.e., laptops, desktops, and servers) attacked by ransomware.
- ArmorxAI solution is trained on 630+ ransomware to improve its detection capabilities.
- ArmorxAI monitors 50 user or system compromise indicators to help detect zero-day ransomware using artificial intelligence and machine learning.
- ArmorxAI solution prevents double extortion by encrypting data and only allowing access to authorized users. In the case of unauthorized access, like a ransomware process, the data remains protected via encryption and therefore useless to the cyberattacker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of product when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and two state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2021. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America

which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
There are two promissory notes: First is payable to Polfitz Ventures LLC in the amount of $383,113.89 and the second is payable to Sudesh Kumar in the amount of $276,212.77. Both notes have a maturity date of September 1, 2025

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.001. As of December 31, 2023 the company has currently issued 12,809,311 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has taken an advance from its founder, Sudesh Kumar, for $155,000 which is payable on June 1, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through March 31, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Sudesh Kumar, the _President of Kapalya Inc. hereby certify that the financial statements of Kapalya Inc and notes thereto for the periods ending 12/31/2023 and 12/31/2022) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $ 131,833; taxable income of $ 71,296 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/02/2024

_____*Sudesh Kumar*_____ (Signature)

_President _____ (Title)

_04/02/2024_____ (Date)

CERTIFICATION

I, Sudesh Kumar, Principal Executive Officer of Kapalya Inc., hereby certify that the financial statements of Kapalya Inc. included in this Report are true and complete in all material respects.

Sudesh Kumar

President